FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2004

Commission File number: 333-09678

PDVSA FINANCE LTD.
(Exact Name of Registrant as Specified in its Charter)

Caledonian Bank & Trust Ltd.
Caledonian House, P.O. Box 1043
George Town, Grand Cayman
Cayman Islands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                                                    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                                                    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                    No ☒

TABLE OF CONTENTS

Item

1.	Press release dated June 28, 2004 announcing the commencement by PDVSA Finance Ltd. of a tender offer and consent solicitation for its outstanding notes.

June 28, 2004

PDVSA FINANCE COMMENCES TENDER OFFER
AND CONSENT SOLICITATION FOR OUTSTANDING NOTES

The Offer

PDVSA Finance Ltd., a wholly owned subsidiary of Petróleos de Venezuela, S.A. (PDVSA), today announced the launch of its cash tender offer for any and all of its outstanding notes listed below (collectively, the “notes”) at their respective prices listed below.  Concurrently with the tender offer, PDVSA Finance is soliciting from noteholders consents to proposed amendments to certain provisions of the Senior Indenture, as supplemented, under which each series of notes were issued.  Adoption of the proposed amendments requires the consent of a majority in principal amount of the notes outstanding, voting as a single class.

The terms of the offer to purchase and solicitation of consents, including conditions to the tender offer, are described in the Offer to Purchase and Consent Solicitation and in the accompanying Letter of Transmittal, which holders of notes are urged to read carefully.

PDVSA is commencing the tender offer to reduce its overall indebtedness, and to modify certain covenants and agreements governing the notes and related transaction documents of PDVSA Finance.  The modifications are intended to provide PDVSA with greater financing flexibility by removing certain affiliates of PDVSA as Designated Customers, thereby reducing the receivables dedicated to PDVSA Finance.  The proposed amendments would modify certain covenants in the Senior Indenture, as supplemented, and the related transaction documents primarily to reflect such reduction.

Tender Consideration and Consent Payment

Notes	CUSIP/ISIN No.	Outstanding Principal Amount	Tender Offer Consideration(1)	Consent Payment(1)	Total Consideration(1)
6.250% Euro Notes Due 2006	XS0096444749	€88,400,000	€1,007.50	€20.00	€1,027.50
6.650% Notes Due 2006	693300AE5 / US693300AE52	$300,000,000	$1,022.50	$20.00	$1,042.50
9.375% Notes Due 2007	693300AP0 / US693300AP00 G6954PAJ9 / USG6954PAJ96	$250,000,000	$1,072.50	$20.00	$1,092.50
6.800% Notes Due 2008	693300AF2 / US693300AF28 693300AC9 / US693300AC96 G6954PAC4 / USG6954PAC44	$300,000,000	$1,037.50	$20.00	$1,057.50
9.750% Notes Due 2010	693300AR6 / US693300AR65 G6954PAK6 / USG6954PAK69	$250,000,000	$1,087.50	$20.00	$1,107.50
8.500% Notes Due 2012	693300AU9 / US693300AU94	$500,000,000	$1,015.00	$25.00	$1,040.00
7.400% Notes Due 2016	693300AJ4 / US693300AJ40	$400,000,000	$937.50	$25.00	$962.50
9.950% Notes Due 2020	693300AT2 / US693300AT22 693300AS4 / US693300AS49	$100,000,000	$1,045.00	$30.00	$1,075.00
7.500% Notes Due 2028	693300AK1 / US693300AK13	$400,000,000	$880.00	$30.00	$910.00

(1)           Per $1,000 principal amount or €1,000 principal amount, as the case may be.

The tender offer will expire at 12:00 midnight, New York City time, on July 26, 2004, unless the offer is extended (such time and date with respect to the offer, as it may be extended, the “expiration date”).  Holders of notes must tender their notes prior to the expiration date to receive the tender offer consideration.  Holders of notes must tender their notes prior to 5:00 p.m., New York City time, on July 12, 2004, unless extended (the “early tender date”), to receive the total consideration, which includes the consent payment.  Holders may not tender their notes without delivering consents or deliver consents without tendering their notes.  Notes tendered pursuant to this tender offer may be validly withdrawn and consents delivered pursuant to the consent solicitation may be validly revoked at any time prior to 5:00 p.m. on the early tender date.  Notes may not be withdrawn and consents may not be revoked after such time.

Dealer Managers and Consent Solicitation Agents; Information Agent; Luxembourg Agent

Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. are acting as dealer managers and consent solicitation agents for the tender offer.  Additional information concerning the terms of the tender offer, including the procedures for tendering notes and delivering consents and conditions of the tender offer, may be obtained from Deutsche Bank Securities Inc. at 1-866-627-0391 (U.S. toll free) or 1-212-250-2955 (collect) or J.P. Morgan Securities Inc. at 1-866-334-4869 (U.S. toll free) or 1-212-834-7901 (collect).  Copies of the Offer to Purchase and Consent Solicitation, the accompanying Letter of Transmittal and related documents may be obtained from D.F. King & Co., Inc., the Information Agent for the tender offer, at 1-800-829-6551 (U.S. toll free), 1-212-269-5550 (banks and brokers) or +44(207)-920-9700.  In Luxembourg, copies of the Offer to Purchase and Consent Solicitation, the accompanying Letter of Transmittal and related documents may be obtained from the Luxembourg Agent for the offer, J.P. Morgan Bank Luxembourg S.A., located at 5 rue Plaetis, L-2338 Luxembourg, telephone number (352) 462-685-732.

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any notes.  The tender offer and consent solicitation are being made solely pursuant to the Offer to Purchase and Consent Solicitation and the accompanying Letter of Transmittal, and are not being made in any jurisdiction in which such an offer or solicitation would be unlawful.

About PDVSA

PDVSA is the national oil company of the Bolivarian Republic of Venezuela, formed by the government of Venezuela in 1975.  All of the crude oil and natural gas reserves are located exclusively in Venezuela and PDVSA’s exploration and production of crude oil and natural gas are conducted exclusively in Venezuela.  The refining, marketing and transportation of crude oil, natural gas and refined petroleum products of PDVSA are located in Venezuela as well as in the United States, Europe and the Caribbean.  PDVSA Finance, a Cayman Islands company, is the principal financing vehicle for and a wholly owned subsidiary of PDVSA.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains forward-looking statements.  Our representatives also may make forward-looking statements orally from time to time.  Other than statements of historical facts, all statements that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements.  Such statements are generally characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions.  These statements are based on assumptions and assessments made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors our management believes to be appropriate.  These forward-looking statements are subject to a number of inherent risks and uncertainties, including factors that our management has not yet identified.  Any such forward-looking statements are not guarantees of our future performances or actual results.  A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PDVSA FINANCE LTD.

Date: July 1, 2004	By:	/s/ José Alejandro Rojas
		Name:	José Alejandro Rojas
		Title:	President